Exhibit 99.3

Amendment Number 1

to the

DTS, Inc. 2014 New Employee Incentive Plan

WHEREAS, DTS, Inc. (the “Company”) has previously adopted the DTS, Inc. 2014 New Employee Incentive Plan (the “2014 Plan”); and

WHEREAS, pursuant to Section 17 of the 2014 Plan, the Compensation Committee of the Company’s Board of Directors (the “Committee”) has the authority to amend the 2014 Plan, including without limitation amendments to increase the maximum number of shares of the Company’s common stock (the “Shares”) which may be issued under the 2014 Plan (the “Share Reserve”).

NOW, THEREFORE, BE IT RESOLVED, that, subject to its approval by the Committee, the 2014 Plan is hereby amended to increase the current Share Reserve by 100,000 Shares.

RESOLVED FURTHER, that in furtherance of the immediately preceding resolution, Section 4.1 of the 2014 Plan shall, subject to approval by the Committee, be amended to read as follows:

4.1   Maximum Number of Shares Issuable.  Subject to adjustment as provided in Sections 4.2 and 4.3, the maximum aggregate number of shares of Stock that may be issued under the Plan pursuant to Awards shall be equal to one hundred fifty thousand (150,000) shares and shall consist of authorized but unissued or reacquired shares of Stock or any combination thereof.